CUSIP No. 419352-10-9                                        Page 29 of 31 Pages

                                                                       EXHIBIT 7
                           [On PL Capital Letterhead]



August 30, 1999                                               VIA TELEFAX



Mr. Philip Messina
Chairman, President and CEO
Haven Bancorp, Inc.
615 Merrick Avenue
Westbury, NY  11590


Dear Phil:

We are sure you noted this morning's announcement of North Fork Bancorporation's acquisition of Reliance Bancorp, the second Long Island thrift merger announced in the past two weeks. Reliance's management should be applauded for realizing a significant premium for their shareholders and enhancing the products and services available to their customers, while retaining an interest in the future prospects of Reliance and the Long Island banking market through ownership of North Fork's stock.

Since Haven operates in the same market area and faces the same competitive forces as Reliance, we presume you and the Board must recognize that Haven's strategic alternatives are no different. The strategic landscape is crystal clear. The Long Island thrift market is mature. There are too many institutions operating with too much capital. Smaller thrifts such as JSB Financial, Reliance and Haven need to consolidate with the larger, stronger franchises, such as North Fork, in order to squeeze excess costs out of the system. Since Haven does not have enough capital or size to be an acquirer, it should be a seller. There is an accepted axiom in the banking business that you either "acquire or be acquired".

On top of the thrift market issues noted above, the rationale for Haven to sell is even more compelling than for its peers. Haven's earnings are severely depressed because Haven is currently spending approximately $90 million per year on operating expenses. That level of expenses for a thrift of Haven's asset size and capital base is almost inconceivable. For comparison purposes, Reliance, a thrift approximately the same size as Haven, only spends approximately $36 million per year on operating expenses and has approximately 425 employees (Haven has approximately 1,000 employees and, as noted above, spends approximately $90 million per year).


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CUSIP No. 419352-10-9                                        Page 30 of 31 Pages


Quite frankly, we can't figure out what Haven is spending that much money on. Haven discloses it is spending approximately $25 million per year on the direct costs of the supermarket branches. If you exclude those costs, that leaves approximately $65 million per year for the 8 traditional branches, other business lines and corporate overhead. Given that Reliance runs their entire company on $36 million of operating expenses per year, we are perplexed how Haven can spend so much money on overhead. Either the actual costs of the supermarket strategy are significantly higher than disclosed, which begs the question how that strategy will ever make a profit, or the corporate overhead is out of control.

It is also interesting to note that in 1996, the last full year prior to adoption of the supermarket strategy, Haven only spent $31 million per year on operating expenses. Three years and $60 million extra operating expenses per year later, what has Haven accomplished? In our estimation, in the past three years, Haven has spent over $120 million on additional operating expenses above the base level expended in 1996. Where is the value of these "investments in the future"? Why is Haven wasting corporate assets while the vast majority of banks and thrifts are furiously paring expenses and gaining efficiencies? In our opinion, if Haven's operating expenses were comparable to its peers, Haven's earnings would be in excess of $2.50 per share per year.

In our opinion, the only way Haven's expenses will ever be reduced to an appropriate level is through a sale to an efficient, larger competitor. Haven's shareholders will continue to suffer until that happens.

We also assume you and the Board are cognizant of the proposed changes to the "pooling accounting" rules, which appear likely to be adopted for mergers closing after the end of next year. Industry experts are almost unanimous that bank and thrift merger activity will be compressed into the next 12 months as acquirers try to complete acquisitions prior to the pooling deadline. If Haven doesn't sell prior to the pooling deadline, the number of potential acquirers of Haven, and it's acquisition value, will likely decline.

We believe that our conclusion that Haven should be sold is an opinion shared by the majority of Haven's shareholders and industry analysts. We encourage you to reach out to your shareholders in the next few weeks in order to hear their opinions. In 1996, Haven's shareholders never got the chance to vote on Haven's rejection of takeover overtures from North Fork Bank (as disclosed in North Fork's public filings) or on the supermarket strategy. It's time for Haven's management and Board to listen to its owners.

Once again, we would be pleased to meet with you and the Board to discuss our views. We also look forward to receiving a response to our previous request for Board representation.

Sincerely,

/s/Richard Lashley                    /s/John Palmer
Richard Lashley                       John Palmer
Principal                             Principal


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CUSIP No. 419352-10-9                                        Page 31 of 31 Pages


         cc:      Mr. William J. Jennings, EVP
                  Mr. Michael J. Fitzpatrick
                  Mr. George Worgul
                  c/o Haven Bancorp, Inc.

                  Msgr. Thomas J. Hartman
                  Diocese of Rockville Centre for Telicare Television 1200 Glen Curtis Blvd.
                  Uniondale, NY 11553

                  Mr. Michael Levine
                  Norse Realty Group, Inc.
                  Suite W-183
                  2001 Marcus Avenue
                  Lake Success, NY 11042

                  Mr. Robert M. Sprotte
                  Schmelz Bros. Inc.
                  7102 Myrtle Avenue
                  Flushing, NY  11385